Kirin International Holdings, Inc.
12th Floor,Building F, Phoenix Plaza, No.A5,
Shuguang Xili,
Chaoyang District, Beijing, 100028
People’s Republic of China

January 23, 2014

Via EDGAR
McPhun, Peter
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      Kirin International Holdings, Inc.
Form 10-K for fiscal year ended December 31, 2012
Filed on April 16, 2013
File No. 333-166343

Dear Mr. McPhun:

We hereby submit the responses of Kirin International Holdings, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated November 21, 2013, to Xin Zheng of the Company in regard to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed on April 16, 2013 (“Form 10-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form 10-K.

Form 10-K for the fiscal year ended December 31, 2012

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1. Please address the following related to your revenue recognition policies:

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We note the revisions you made to several of your real estate development projects’ total revenue and cost estimate in 2012 that resulted in a 226.5% decrease in gross profit as compared to 2011. Please tell us why you believe the percentage-of-completion method of accounting is appropriate for your long-term construction contracts in light of the uncertainties throughout their multiple-years development periods. Reference is made to ASC Topic 605-35-25-56 through 605-35-25-69 and ASC Topic 360-20-40-50.

Response: Pursuant to ASC Topic 605-35-25-56 through 605-35-25-69 and ASC Topic 360-20-40-50, we believe that the percentage-of-completion method is appropriate for our long-term construction contracts because we are able to make reasonably dependable estimates.

Our Company’s in-house cost estimators work in collaboration with an advisory committee that comprises our engineers, project managers, financial professionals, and senior management to prepare cost estimate with ongoing adjustment process based on information from customers and local government authority.

The preliminary cost estimate is prepared in schematic design stage before the commencement of excavation and recognition of revenue.  Our preliminary cost estimate utilizes top-down approach. It projects major cost components at an executive level using planned parameters (e.g., building density, by-category gross floor area) and per-unit cost based on our past experience (e.g., concrete cost measured at US$ per square meter).  The preliminary cost estimate is intrinsically less accurate; it heavily relies on historical information accumulated by the Company in its development of similar types of constructions in similar municipal regions.

Following the preliminary cost estimate, the Company conducts ongoing detailed cost estimate upon receiving construction data from the architect. Ideally, detailed cost estimate shall be made available before the commencement of excavation and recognition of revenue; however, in order to suit the pre-sale progress and maximize flexibility, construction data are typically provided in several batches as the construction progresses.  It is likely that detailed cost estimate for a project can only be finalized in late stage of the construction.  Our detailed cost estimate utilizes bottom-up approach.  Based on construction data and assisted by our computerized Building Information Modeling system, we are able to sum up cost at an element level of a real estate property in our detailed cost estimate, taking into consideration of quantitative consumption and on-going rate of materials, labor, machinery and overheads.

For the purpose of preparing the Company’s consolidated financial statements, a project’s ongoing cost estimate is reviewed by our in-house cost estimators and is adjusted based on material developments in the interval. Changes in estimates of a project’s revenue and cost of sales are recognized on a cumulative catch-up basis, which means, we recognize the cumulative effect of the changes in current and prior periods based on a project’s percentage of completion. When a project’s total cost estimate to be incurred exceeds total estimated revenue to be earned, a provision for the entire loss on the project is recorded in the period during which the loss is determined.

In addition, we make necessary adjustment to the estimates in accordance with ASC 605-35-25-64 and ASC 605-35-25-65.

ASC 605-35-25-64 Estimating is an integral part of contractors' business activities, and there is a necessity to revise estimates on contracts continually as the work progresses. The fact that circumstances may necessitate frequent revision of estimates does not indicate that the estimates are unreliable for the purpose for which they are used. Although results may differ widely from original estimates because of the nature of the business, the contractor, in the conduct of the business, may still find the estimates reasonably dependable. Despite these widely recognized conditions, a contractor's estimates of total contract revenue and total contract costs should be regarded as reasonably dependable if the minimum total revenue and the maximum total cost can be estimated with a sufficient degree of confidence to justify the contractor's bids on contracts.

ASC 605-35-25-65  The inherent hazards that make otherwise reasonably dependable contract estimates doubtful involve events and conditions that would not be considered in the ordinary preparation of contract estimates and that would not be expected to recur frequently, given the contractor's normal business environment. Such hazards are unrelated to, or only incidentally related to, the contractor's typical activities. Such hazards may relate, for example, to contracts whose validity is seriously in question (that is, which are less than fully enforceable), to contracts whose completion may be subject to the outcome of pending legislation or pending litigation, or to contracts exposed to the possibility of the condemnation or expropriation of the resulting properties.

As described in significant accounting policies – revenue recognition, we have an internal process to regularly review estimated construction costs of our projects and make necessary adjustments – which subsequently affect our revenue and costs recognized pursuant to percentage-of-completion method in the financial statements. These adjustments are in compliance with ASC 605-35-25-64 and ASC 605-35-25-65.

In 2012, we revised and made upward adjustments to the Kirin County project (excluding shopping arcade), No. 79 Courtyard (Phase I) and Kirin Bay (Phase I). The primary reason that we made such adjustments was our decision to substantially upgrade construction quality, improve standards for our properties and increase quantities of amenity facilities so that our properties would be more competitive. For example, the decoration of Kirin Country building façade was upgraded from general purpose exterior paint to marble. Secondly, our adjustments could be induced by the change in municipal planning by local government authorities or evolving safety regulations. The company does not commence construction until the local government reviewed and approved the blueprint. However, Xingtai city is a third-tier city and the local government lacks of high-level project experience. In 2012, the local government made additional requirements for fire engine access and equipment at the late stage of the construction process which led increase of the total cost. Another example is that new municipal planning or new safety regulations may force us to reduce gross floor area available for sale, or incur additional costs to comply with new safety standards. Furthermore, during a project’s two-to-three year development period, inflation and engineering difficulties could also have adverse impact on our projects’ gross margin. The contractors may request to modify existing contract price due to the changes in labor costs driven by the new minimum labor standards set by the government. As a matter of fact, the minimums labor standards were adjusted in 2012. Changes in estimates of a project’s revenue and cost of sales are recognized on a cumulative catch-up basis, which means, we recognize the cumulative effect of the changes in current and prior periods based on a project’s percentage of completion.

Above all, we believe that the Company was able to make reasonable dependable estimates despite of the subsequent necessary adjustments to the estimates in 2012

•
We note your disclosure that you provide certain guarantees of mortgage loans for customers. We further note that you do not consider these guarantees when determining whether revenue should be recognized using the full-accrual or percentage-of-completion method. Please explain to us how you determined you meet all the criteria necessary to recognize profit in spite of these guarantees. Reference is made to ASC Topic 360-20-40.

Response:  Revenue from the sales of completed properties and properties where the construction period is twelve months or less is recognized under the full accrual method. We followed ASC 360-20-40-5 in determination of these portions of revenue by using full accrual method.

ASC 360-20-40-5 requires that a) A sale is consummated; b)The buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property; c)The seller’s receivable is not subject to future subordination; d)The seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property. Per ASC 360-20-40-7, “a sale shall not be considered consummated until all of the following conditions are met: a)The Parties are bound by the terms of a contract; b)All considerations has been exchanged; c)Any permanent financing for which the seller is responsible has been arranged. d) All conditions precedent to closing have been performed;

We recognize revenue under the full accrual method when following conditions are met: 1) Sales contract is signed and registered with government authorities; 2) Average 30-50% down payment has been received from homebuyer which payment is generally non-refundable; In some cases home buyers have elected to pay the entire purchase price at this point; 3) Remaining amount of property’s selling price is paid; 4) Property has been delivered to homebuyer (i.e. Keys have been handed over); and 5) Grand House Ownership Certificate of the condominium has been obtained by us. In practice, there was immaterial full accrual revenue recognized since the inception of the company.

The Company adopts the percentage-of-completion method of accounting for revenue recognition for all building construction projects in progress for which the construction period was expected to be more than twelve months. We followed ASC 360-20-40-50 in this regard.

Sale of Condominium Units (excerpt portion of ASC 360-20-40-50) a) Construction is beyond the preliminary stage; b)  The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit or interest; c) Sufficient units have already been sold to assure that the entire property will nor revert to rental property; d) Sales prices are collectible; e) Aggregate sales proceeds and costs can be reasonably estimated.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. Revenue is determined by calculating the ratio of completion and applying that ratio to the contracted sales amounts.  The Company used a cost-to-cost method to measure the ratio of completion.  Qualified construction quality supervision firms were engaged by the Company, as required by relevant laws and regulations in the PRC, to determine that each piece of construction completed by contractors have met predetermined quality and safety standards, and are eligible to be counted towards costs. Cost of sales is recognized by multiplying the ratio of completion by the total budgeted costs.

When a sales contract is signed and registered with government authorities, an average 30-50% down payment has been received from homebuyer which payment is generally non-refundable and, the buyer is required to pay off remaining balance before the residence is completed and delivered to the homebuyer satisfy these conditions. If a purchase is financed by mortgage, the Company does not recognize revenue until the application for the mortgage loan has been filed by the buyer and the Company reasonably believes that the mortgage would be approved.

Because guarantees of mortgage do not cover any portion of non-refundable cash down payment received by the Company from customers, the possibility of the homebuyers’ default is remote and, as a result customers the fair value of the guarantees is insignificant. Additionally, in the event of customers’ default where we are required to repay outstanding loans and interests, we may forfeit customers’ down payment and seize the defaulted properties for resale. The combined value of forfeited down payment and seized property is higher than the guaranteed amount. Therefore, the fair value of the guarantees is insignificant. As a result, we believe the collectability of the receivables from buyers is still reasonably assured and the existence of the guarantee should not prevent us from recognizing revenue. In conclusion, the Company meets the criteria necessary to recognize profit in spite of guarantees.

•
We note your disclosure that you may adjust pre-sale contract price amounts in certain circumstances. Please tell us whether you reassess the method of recognizing revenue under these contracts at the time they are renegotiated. Reference is made to ASC Topic 360-20-40-55.

Response:  The Company enters into non-cancellable, fixed-price pre-sale contracts with homebuyers.  Under certain circumstances, for example, changes in floor size or floor plan of a property due to legal compliance requirements, or change of deliverable standards upon request of major customers, we may agree to revise the pre-sale contract price to match conditions of the properties to be delivered to customers. We did reassess the method of recognizing revenue under these circumstances pursuant to ASC 360-20-40-55. “On a reassessment date, an entity shall reassess all of the criteria in paragraph 360-20-40-50”

ASC 360-20-40-50 on the reassessment date a) Construction is beyond the preliminary stage; b) The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit or interest; c) Sufficient units have already been sold to assure that the entire property will nor revert to rental property; d) Sales prices are collectible; e) Aggregate sales proceeds and costs can be reasonably estimate

After to the Company’s reassessment, the operation complies with all requirements of percentage-of-completion method.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission ; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Kirin International Holding, Inc.

/s/ Xin Zheng
Xin Zheng
Chief Financial Officer